

02005143

UNITED STATES
IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8- 45177

ANNUAL AUDITED REPORT FORM X-17A-5 PART III



RECEIVED
JAN 30 2002
364

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Financial Planning Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2814 New Spring Road, Suite 219
(No. and Street)

Atlanta	Georgia	30339
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert S. Crane (770) 438-0987
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Samuel J. Durden, C.P.A., P.C.
(Name — *if individual, state last, first, middle name*)

280 Sandy Creek Road,	Fayetteville,	Georgia	30214
(Address)	(City)	(State)	(Zip Code)

PROCESSED
FEB 11 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert S. Crane, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial Planning Securities, Inc., as of 12-31, ~~19~~ 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Robert S Crane
Signature

President
Title

Carla D Spradley
Notary Public

Notary Public, Carroll County, Georgia
My Commission Expires February 17, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAMUEL J. DURDEN
CERTIFIED PUBLIC ACCOUNTANT, P.C.

MEMBER OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

MEMBER OF
GEORGIA SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

Financial Planning Securities, Inc.
2814 New Spring Road
Suite 219
Atlanta, Georgia 30339

Independent Auditor's Report

I have audited the statement of financial condition of Financial Planning Securities, Inc., as of December 31, 2001 and the related statements of income, cash flows, and changes in shareholders' equity for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on the audit.

I conducted the audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that this audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly in all material respects, the financial position of Financial Planning Securities, Inc., as of December 31, 2001, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Samuel J. Durden
Certified Public Accountant
January 18, 2002

P.O.BOX 142216 • FAYETTEVILLE, GA 30214 • (770) 716-2235
FAX (770) 716-2236 • E-mail : joedurden@mindspring.com

FINANCIAL PLANNING SECURITIES, INC.
SEC I.D. No. 8-45177

Financial Statements and Supplemental Schedules for
Period Ended December 31, 2001
and
Opinion of Independent Certified Public Accountant and
Supplemental Report on Internal Accounting Control

Filed in Accordance With
Rule 17a-5(e)(3) as a
Public Document

Financial Planning Securities, Inc.
Statement of Financial Position
December 31, 2001

ASSETS	
Current Assets :	
Cash	$ 3,818
Restricted Cash	11,700
Prepaid Assets	1,625
Commissions Receivable	1,880
Deposits	644
Total Current Assets	19,667
Other Assets :	
NASD Stock	3,300
Total Assets	$ 22,967
LIABILITIES AND SHAREHOLDERS EQUITY	
Liabilities :	
Commissions Payable	$ 1,692
Total Liabilities	1,692
Shareholders Equity :	
Common Stock, 10,000 shares authorized; $1.00 stated value; 500 shares issued and outstanding issued and outstanding	500
Additional Paid In Capital	14,500
Retained Earnings	6,275
Total Shareholders Equity	21,275
Total Liabilities and Shareholders Equity	$ 22,967

See accompanying notes to financial statements.

Financial Planning Securities, Inc.
Statement of Income
For Year Ended December 31, 2001

REVENUES		
Commissions Receivable	$	376,781
Interest and Other Revenues		362
Total Revenues		377,143
EXPENSES		
Commissions		368,534
Filing and Registration Fees		3,756
Insurance Expense		1,733
General and Administrative		2,499
Total Expenses		376,523
Net Income / (Loss) Before Income Taxes		620
Provision for Income Taxes		-
Net Income	$	620

See accompanying notes to financial statements.

Financial Planning Securities, Inc.
Statement of Cash Flows
For Year Ended December 31, 2001

Cash Flows From Operating Activity :	
Net Income	$ 620
Adjustments to reconcile net income to cash provided by operating activities :	
Decrease in Commissions Receivable	2,120
Decrease in Prepaid Assets	1,014
Decrease in Deposits	704
Decrease in Commissions Payable	(1,908)
Net Cash Provided (Used) by Operating Activities	2,550
Net Increase (Decrease) in Cash	2,550
Cash and Restricted Cash at Beginning of Period	12,968
Cash and Restricted Cash at End of Period	$ 15,518

See accompanying notes to financial statements.

Financial Planning Securities, Inc.
Statement of Changes in Shareholders Equity
For Year Ended December 31, 2001

	Common Stock	Additional Paid In Capital	Retained Earnings	Total Shareholders Equity
Balance at 12/31/2000	$ 500	$ 14,500	$ 5,655	$ 20,655
Net Income for period ended 12/31/2001	-	-	620	620
Balance at 12/31/2001	$ 500	$ 14,500	$ 6,275	$ 21,275

See accompanying notes to financial statements.

Financial Planning Securities, Inc.
Notes to Financial Statements

Note 1 - Nature of Ownership of Business
Financial Planning Securities, Inc. (the "Company") operates principally as a registered broker dealer purchasing and selling securities for customers and charging a commission. Ted E. Pack and Robert S. Crane, the original founders and sole shareholders, were also founders and shareholders of FPN Securities, Inc. which currently provides the Company with office facilities at no charge. The Company was capitalized on September 4, 1992, and commenced operations upon approval from the Georgia Commission of Securities, the Securities and Exchange Commission, and the National Association of Security Dealers. During August 2000, Ted E. Pack, was killed in an untimely accident, Robert S. Crane is currently sole shareholder of the Company and of FPN Securities, Inc.

Note 2 - Significant Accounting Policies
Customer securities transactions are recorded on a trade date basis with related commission income and expenses recorded on a settlement date basis.

Note 3 - Restricted Cash
Restricted cash consists of a required deposit with a clearing broker.

Note 4 - Income Taxes
Income taxes are provided for the tax effects of transactions reported in the financial statements. The Company incurred a net income of $620.24 for the year ending December 31, 2001. However, due to the immaterial amount of federal and state income taxes (less than $500) that will be due as a result of this net income, there is no provision for income taxes payable in these statements.

Note 5 - Net Capital Requirements
The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities and Exchange Commission Act of 1934 which requires that aggregate indebtedness, as defined, not exceed 1500% of net capital, as defined. At December 31, 2001, the Company had net capital and net capital requirements of $14,006 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was .12 to 1.

Note 6 - Estimates in the Financial Statements
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial Planning Securities, Inc.
Computation of Net Capital for Brokers
and Dealers Pursuant to Rule 15c3-1
As of December 31, 2001

Shareholders Equity	$ 21,275
Less Non Allowable Assets - Other Assets	$ (7,270)
Net Capital	$ 14,006
Minimum Net Capital Required (greater of $5,000 or 1/15 of aggregate indebtedness)	$ 5,000
Net Capital in Excess of Requirement	$ 9,006
Aggregate Indebtedness	$ 1,692
Ratio of Aggregate Indebtness to Net Capital	.12 to 1

Reconciliation of Net Capital to FOCUS Report

Net Capital per FOCUS report of December 31, 2001	$ 14,006
Adjustments per Audit report of December 31, 2001	-
Adjusted Net Capital at December 31, 2001	$ 14,006

Financial Planning Securities, Inc.

Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 As of December 31, 2001

The Company qualifies for exemption under Rule 15c3-3(k)(2)(A) from the Securities and Exchange Commission Customer Protection Rule (Rule 15c3-3). Accordingly, the supplemental schedule of Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 is not applicable.

Financial Planning Securities, Inc.

Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 As of December 31, 2001

The Company qualifies for exemption under Rule 15c3-3(k)(2)(A) from the Securities and Exchange Commission Customer Protection Rule (Rule 15c3-3). Accordingly, the supplemental schedule of Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 is not applicable.

SAMUEL J. DURDEN

MEMBER OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

MEMBER OF
GEORGIA SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

January 18, 2002

Financial Planning Securities, Inc.
2814 New Spring Road
Suite 219
Atlanta, Georgia 30339

Gentlemen :

In planning and performing my audit of the financial statements and supplementary schedules of Financial Planning Securities, Inc., (the "Company") for the year ended December 31, 2001, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant too the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following :

1. Making quarterly securities examinations, counts and verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the proceeding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and the related costs of controls and of the practices and procedures referred to in the preceding paragraph and to access whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

P.O.BOX 142216 • FAYETTEVILLE, GA 30214 • (770) 716-2235
FAX (770) 716-2236 • E-mail : joedurden@mindspring.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control, including procedures for safeguarding securities, that I consider to be material weakness as defined above.

I understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, and any other regulatory agencies which rely on Rule 17a-5 (g) under the Securities Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Sincerely,



Samuel J. Durden,
Certified Public Accountant